

Mail Stop 3561

December 2, 2015

Lawrence S. Wexler
Chief Executive Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

> **Re:** **Turning Point Brands, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 24, 2015**
> **File No. 333-207816**

Dear Mr. Wexler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2015 letter.

Our certificate of incorporation limits the ownership of our common stock, page 34

1. We note your response to our prior comment 3 and reissue. We note your disclosure that your certificate of incorporation will limit the ownership of your common stock by individuals and entities that are Restricted Investors. Please advise if there is a risk that these restrictions may not be enforceable under Delaware law and update the risk factor and prospectus throughout, as applicable.

Security Ownership of Beneficial Owners and Management, page 106

2. We note the reference dates of September 25, 2015 and August 31, 2015. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Item 16. Exhibits, page II-2

3. Please file the commitment from Standard General Master Fund L.P. for the $50 million bridge financing line of credit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

You may contact Beverly A. Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Brett Nadritch
        Milbank, Tweed, Hadley & McCloy LLP